Exhibit 1.2

APPROVED BY
EXTRAORDINARY MEETING OF SHAREHOLDERS OF
MOBILE TELESYSTEMS PUBLIC JOINT-STOCK COMPANY
FEBRUARY 14, 2020, MINUTES NO.48

AMENDMENTS AND ADDITIONS TO THE CHARTER

OF MOBILE TELESYSTEMS

PUBLIC JOINT-STOCK COMPANY

To make the following amendments and additions to the Charter of Mobile TeleSystems Public Joint Stock Company:

1)                  Sub-clause 22 of clause 32.2 shall be read as follows:

“(22) making decision on the Company’s participation, changing the interest and dissociation on business entities (except for the cases where such decision falls within the competence of the General Meeting of Shareholders in compliance with sub-clause 27.1(30) of the Charter or of the Company Management Board pursuant to sub-clause 35.1(23) of the Charter), including those on establishing the Company’s subsidiaries. Determination of criteria for the entity classification as of “startup” category. Approval of budget for transactions made on accordance with sub-clauses 35.1(23)- 35.1(24) of the Charter;

(the decision shall be made by a simple majority (more than ½ (a half)) of the votes of members of the Board of Directors participating in the meeting)”.

2)                  Sub-clause 38 of clause 32.2 shall be read as follows:

“(38) approval of transactions involving purchase, alienation and encumbrance of shares and stakes in the authorized capitals of other entities, inter alia approval of material terms and conditions of such transactions, including, but not limited to, terms on quantity of purchased, alienated or encumbered shares, or the size of purchased, alienated or encumbered stake, or the transaction value except for transactions falling within the competence of the Company Management Board in accordance with sub-clause 35.1(23) of the Charter (startups);

(the decision shall be made by a simple majority (more than ½ (a half)) of the votes of members of the Board of Directors participating in the meeting)”.

3)                  Sub-clause 39 of clause 32.2 shall be read as follows:

“(39) determination of the Company (Company representatives) stance on participation (non-participation) of the Company (Company representatives) in voting on draft resolutions “for”, “against” or “abstained” during (a) General Meeting of Shareholders (participants), (b) meetings of Boards of Directors, (c) meetings of collective executive management bodies as well as (d) when decisions are made by sole executive management bodies of subsidiary business entities of the Company as well as by business entities, directly or indirectly owned by the Company, and (or) such subsidiary business entities of the Company, on following issues: on concluding the shareholder agreements (participation agreements), simple partnership agreements, trust management agreements (if the business entities referred to in this sub-clause 32.2(39) act as trustors), on participation of the Company’s subsidiaries in investment funds and business entities and/or on participation of the entities, directly or indirectly, owned by the Company and (or) such a subsidiary, in investment funds and business entities (on membership as a participant (shareholder) in an existing entity or establishment of a new entity), on change in interest of participation or on dissociation thereof, including on transactions made involving acquisition, alienation and encumbrance of shares and stakes in the authorized capitals of entities, inter alia approval of substantial terms of such transactions, including, but not limited to, terms on quantity of purchased, alienated or encumbered shares, or the size of acquired, alienated or encumbered stake, or the transaction value.

HOWEVER, requirements of the sub-clause 32.2(39) shall not apply to:

(a) decision-making by the management bodies on the reorganization of 100% (one hundred per cent) subsidiaries of the Company as well as the companies where a respective subsidiary of the Company owns, directly or indirectly, 100% (one hundred per cent) of the authorized capital, in form of transformation, or acquisition, or merger with each other;

(b) cases when making relevant decision falls within competence of the Company Management Board in accordance with sub-clause 35.1(24) of the Charter (startups); (the decision shall be made by a simple majority (more than ½ (a half)) of the votes of members of the Board of Directors participating in the meeting)”.

4)                  Clause 35.1 shall be supplemented with new sub-clauses 23 and 24 reading as follows: “(23) making decisions on the participation, change in interest and dissociation of the Company in business entities (startups), if the size of purchased, alienated share in the relevant entity (startup) with consideration of the share in the organization (startup) which is already in the possession of the Company is less than 49.99% of the authorized capital of the entity (startup), and the amount of transaction related to the purchase, alienation or possibility to purchase or alienate shares/stakes of the relevant entity (startup) by the Company is not more than 2,000,000 (two million) USD in RUB equivalent at the exchange rate of the CB of the Russian Federation as of the decision-making date and is concluded within the budget approved by the Company’s Board of Directors for transactions made in accordance with the clause. Criteria for the entity classification as of “startup” category shall be defined by resolution of the Company’s Board of Directors;

(24) determination of the Company (Company representatives) stance on participation (non-participation) of the Company (Company representatives) in voting on draft resolutions “for”, “against” or “abstained” during (a) General Meeting of Shareholders (participants), (b) meetings of Boards of Directors, (c) meetings of collective executive management bodies as well as (d) when decisions are made by sole executive management bodies of subsidiary business entities of the Company as well as by business entities, directly or indirectly, owned by the Company and (or) such subsidiary business entities of the Company, with regard to participation, change in interest and dissociation of the Company subsidiaries in entities (startups) and (or) participation, change in interest and dissociation of entities, directly or indirectly, owned by the Company and (or) such a subsidiary, in entities (startups), if the size of purchased, alienated share in relevant entity (startup) is less than 50% of the authorized capital of the entity (startup), and the amount of transaction related to purchase, alienation or possibility to purchase or alienate shares of the relevant entity (startup) is not more than 2,000,000 (two million) USD in RUB equivalent at the exchange rate of the CB of the Russian Federation as of the decision-making date and is concluded within the budget approved by the Company’s Board of Directors for transactions made in accordance with the clause. Criteria for the entity classification as of “startup” category shall be defined by resolution of the Company’s Board of Directors.”;

to redesignate sub-clause 23 as sub-clause 25.